UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Response to a request for information for the Ordinary Shareholders’ Meeting of GRUPO SUPERVIELLE S.A. to be held on April 27, 2022 (the “AGM”)

Autonomous City of Buenos Aires, April 12, 2022

Messrs.

Fondo de Garantía de Sustentabilidad

ANSES

Tucumán 500, Entrepiso

Att.: Dirección Gestión Asuntos Societarios

Director Benjamín Navarro – Coord. Paola Rolotti

Autonomous City of Buenos Aires

Present

RE: Response to a request for information for the Ordinary Shareholders’ Meeting of GRUPO SUPERVIELLE S.A. to be held on April 27, 2022 (the “AGM”)

Dear Sirs,

We are pleased to address this letter to you with reference to the AGM and with the aim of replying your information request for the casting of votes in your capacity of shareholder. In such regard, please be advised that:

FGS-ANSES REQUEST: 1. Details of shareholding breakdown to date. Please include details of the shareholders’ register where percentages of each shareholder with a shareholding above 5% are specified, by class of shares, stating total votes and total shares.

RESPONSE: As of today, the shareholding structure of Grupo Supervielle S.A. is as follows:

Shareholder	Class A Shares	Class B Shares	Total Shares	% Share Capital
Julio Patricio Supervielle	61,738,188	98,684,713	160,422,901	35.12%
FGS – ANSES		3,277,111	3,277,111	0.72%
Floating		293,022,310	293,022,310	64.16%
Total	61,738,188	394,984,134	456,722,322	100.00%

FGS-ANSES REQUEST: 2. Copy of the Board of Directors’ minutes which summoned to the Shareholders’ Meeting.

RESPONSE: Please be informed that the Board of Directors’ Meeting Minutes # 652 dated March 17, 2022 by which the AGM was summoned is available at the Argentine Securities Commission’s Financial Information Platform (“Autopista de la Información Financiera”) in Actas Societarias / Actas de Directorio with ID # 2869280 (March 18, 2022).

FGS-ANSES REQUEST: 3. Composition of the Board of Directors (regular and alternate directors) during 2021 and to date, with the dates of appointment and their terms of office; including resignations and new appointments and dates, as appropriate.

RESPONSE: Current breakdown of the Board of Directors (including terms of office) is as follows:

Position	Name	Latest appointment	Expiration of term (Shareholders’ Meeting to consider financial statements as of…)
Chairman	Julio Patricio Supervielle	April 27, 2021	December 31, 2022
First Vice-Chairman	Jorge Oscar Ramírez	April 27, 2021	December 31, 2021
Second Vice-Chairman	Emérico Alejandro Stengel	April 28, 2020	December 31, 2021
Directors	Atilio María Dell’Oro Maini	April 27, 2021	December 31, 2022
	Eduardo Braun	April 27, 2021	December 31, 2022
	Laurence Nicole Mengin de Loyer	April 27, 2021	December 31, 2021
	José María Orlando	April 27, 2021	December 31, 2021
	Hugo Enrique Santiago Basso	April 27, 2021	December 31, 2022

There have been no resignations or replacements in the composition of the Board of Directors.

FGS-ANSES REQUEST: 4. Statement on the officers and/or attorney-in-fact authorized by the Company to execute this request, with copy of the instrument that evidences such authority (if extensive, the relevant piece of the instrument will suffice).

RESPONSE: The authorized signatory is Ms Ana Bartesaghi in her capacity of Alternate Responsible Officer for Market Relations. Attached please find a digital copy (relevant piece only) of Board Meeting Minutes’ # 586 dated June 19, 2020 that states the appointment of the Responsible Officers for Market Relations.

[MINUTES 586]

FGS-ANSES REQUEST: 5. On the following Agenda items: a. (Item 1) Appointment of two shareholders to sign the Minutes of the Shareholders’ Meeting.

RESPONSE: It will be proposed that the representative of FGS-ANSES and any other shareholder present at the AGM be appointed to sign the Minutes of the Shareholders’ Meeting.

FGS-ANSES REQUEST: 5. On the following Agenda items: b. (Item 2) Consideration of the documentation required by section 234, subsection 1 of Law No. 19,550, for the fiscal year ended December 31, 2021.

It is requested to provide a copy of the accounting documentation according to article 234 of Law 19,550 approved and signed by the Board of Directors, Statutory Auditors and the External Auditor.

The Argentine Securities Commission (the “CNV”), by General Resolution No. 777/2018 established that the issuing entities subject to its control must apply to the annual financial statements, for intermediate and special periods, to close as from and including December 31, 2018, the methodology of restatement of the financial statements in a homogeneous currency as set forth by IAS 29.

In this context, it is requested to confirm whether the financial statements for the fiscal year 2021 that are being submitted for consideration of the AGM are presented restated in a homogeneous currency. This being the case, please provide a detail of the applied index.

Information is requested on the evolution of the company’s personnel from 2018 to 2021.

It is requested to inform all administrative services that Grupo Supervielle S.A. has contracted with related companies for the provision of corporate and technical services, during the year ended December 31, 2021 and those in force as of this date, indicating the date of execution of the contract, object, price, validity, renewal and addenda. Likewise, please inform the amount paid for each of the contracts for the provision of corporate and technical services for fiscal years 2018, 2019, 2020 and 2021.

Additionally, it is requested to provide any other support information that may be relevant to consider this agenda item.

RESPONSE: The requested documents were published on March 4, 2022 through the Argentine Securities Commission’s Financial Information Platform (“Autopista de la Información Financiera”) with ID # 2860025.

In addition, please be advised that the financial statements as of December 31, 2021 are presented restated in a homogeneous currency using the National Consumer Price Index (CPI) prepared by INDEC for indexation purposes (base month: December 2016). For those items with a previous date of origin, it is used the IPIM published by the FACPCE, as set forth by Resolution JG 517/16.

The evolution of the Company’s and its subsidiaries’ personnel (including temporary internal employees) from 2018 to 2021 is as follows:

	2018	2019	2020	2021
Total	5,253	5,084	5,021	4,811

Regarding the contracts for administrative services entered into between Grupo Supervielle and its related companies for corporate and technical services, we inform that Grupo Supervielle provides management services to several of its subsidiaries under agreements entered into at different times with: Banco Supervielle, IUDU Compañía Financiera, Tarjeta Automática, Supervielle Asset Management, Espacio Cordial de Servicios and Sofital. The services rendered by the Company under such contracts include financial and commercial advisory services, tax planning and optimization, definition of audit policies, development and evaluation of senior management, preparation of annual budgets, planning and development of complementary activities, definition of the mission of related companies and policies related to social responsibility. The price of these services is equivalent to the ordinary and extraordinary costs incurred plus a 20% margin, plus 21% VAT. If the services to be provided are of an extraordinary nature, the Company is entitled to receive additional compensation, the amount of which will be determined in each particular case.

The following table shows detailed information related to the fees received from the Company’s subsidiaries for management services for the periods stated therein, as well as the date of the original agreement:

	Date of	Fiscal year ended December 31 …
	contract	2021	2020	2019	2018
		(in thousand of AR$, in historical currency plus VAT)
Banco Supervielle	01DEC08	223,008	151,704	75,852	58,200
Tarjeta Automática	30DEC08	528	360	240	188
SAM	30DEC08	1,800	1,224	816	622
Sofital	30DEC08	180	126	84	60

IUDÚ Cía. Financiera	27NOV11	16,488	11,214	7,476	5,741
Espacio Cordial	12DEC13	924	630	420	318
Total		242,928	165,258	84,888	65,129

Additionally, we inform that on March 1, 2016, Grupo Supervielle entered into an agreement with its subsidiary Banco Supervielle for the provision of accounting, treasury and legal services by the latter. The Bank’s services to the Company include, among others: accounting and recording of daily transactions and closing balance entries, preparation of financial statements, administration of accounting books, administration of institutional relations, structuring and management of funding instruments, management of liquidity investment operations, book-keeping of the corporate books of the Company, processing of publications, notifications, registration of corporate acts and compliance with information requirements by the authorities and public and private organizations. This agreement is in force to date.

The following table shows detailed information related to the fees paid to Banco Supervielle for the services provided for the periods stated therein:

	Fiscal year ended on December 31, …
	2021	2020	2019	2018
	(in thousands of AR$, in historical currency plus VAT)
Fees paid to Banco Supervielle	720	720	480	480

FGS-ANSES REQUEST: 5. On the following Agenda items: c. (Item 3) Consideration of the performance of the Board of Directors during the fiscal year ended December 31, 2021.

Regarding the performance of the Board of Directors, information is requested regarding the performance carried out by the Board of Directors during the year ended December 31, 2021, with express individualization of the Board members. Likewise, please inform the resignations that occurred as of December 31, 2021, stating their dates.

Additionally, it is requested to provide any other support information that may be relevant to consider this agenda item.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2022” expressed by the Board of Directors on March 28, 2022, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2872187. Please note that there were no resignations of Board members as of December 31, 2021.

FGS-ANSES REQUEST: 5. On the following Agenda items: d. (Item 4) Consideration of the performance of the Supervisory Committee during the fiscal year ended December 31, 2021.

Regarding the performance of the Supervisory Committee, information is requested as to the performance carried out by the Supervisory Committee during the year ended December 31, 2021, with express individualization of

Supervisory Committee members. Likewise, please inform the resignations that occurred as of December 31, 2021, stating their dates.

Additionally, it is requested to provide any other support information that may be relevant to consider this agenda item.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2022” expressed by the Board of Directors on March 28, 2022, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2872187. Please note that there were no resignations of Supervisory Committee members as of December 31, 2021.

FGS-ANSES REQUEST: 5. On the following Agenda items: e. (Item 5) Consideration of the remuneration to the Board of Directors for AR$ 189,317,302.84 (AR$ 162.049.620 at historical values), corresponding to the fiscal year ended December 31, 2021, which resulted in a computable loss under the terms of the Rules of the Argentine Securities Commission.

With regards to this Agenda item, it is requested to inform the global amount that is proposed to be set as fees corresponding to the Board of Directors for the year ended December 31, 2021.

On the other hand, in the event that the global proposal includes remuneration for technical-administrative tasks, it is requested to inform the amount proposed, as well as how many directors perform such functions. Additionally, in the event that the global proposal includes remuneration for Directors under a labor relationship, it is requested to inform the proposed amount, as well as how many directors work under such mode.

Likewise, it is requested to provide a comparison regarding the amounts considered in said concepts (fees, technical-administrative and labor relationship) during the last 3 fiscal years.

Additionally, it is requested to confirm if the global amount of fees to the Board of Directors approved for fiscal years 2018, 2019 and 2020 were AR$ 34,421,360; AR$ 59,075,387; and AR$ 196,311,480, respectively, using, if possible, the following model:

GRUPO SUPERVIELLE Remuneration to the Board of Directors	Approved 2018	Approved 2019	Approved 2020	Proposed 2021
Global Amount	$ 34,421,360	$ 59,075,387	$ 196,311,480
Number of directors	8	8	8
Average annual amount per director	$ 4,302,670	$ 7,384,423	$ 24,538,935
Average monthly amount per director	$ 358,556	$ 615,369	$ 2,044,911
Nominal increase	$ 18,471,584	$ 24,654,027	$ 137,236,093
Percentage increase	116%	72%	232%

All this in order to be analyzed in relation to market values and the limits provided by article 261 of the Law 19,550.

Furthermore, it is requested to report the computable earning for the fiscal year under consideration. In this sense, it is requested to explicitly report the adjustments made to the result of the exercise to reach the computable earning. All this in order to verify the compliance with the limits set forth by article 261 of Law 19,550 with respect to the ratio between fees and proposed dividends on computable earning.

Additionally, it is requested to provide any other clarification or support information that may be relevant to consider this agenda item.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2022” expressed by the Board of Directors on March 28, 2022, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2872187.

Additionally, please be advised of the following:

(i)	Remuneration for technical-administrative tasks will not be allocated. The total amount to be allocated as fees corresponds to the remuneration of eight Board members.

(ii)	There are no directors with a labor relationship with the Company. Notwithstanding the foregoing, please be advised that Mr E. Alejandro Stengel has a labor contract with our subsidiary Banco Supervielle S.A. in his capacity of CEO.

(iii)	Below is the information of the global amounts approved for fiscal years 2018, 2019, 2020 and 2021:

GRUPO SUPERVIELLE Remuneration to the Board of Directors	Approved 2018 (1)	Approved 2019 (1)	Approved 2020 (2)	Proposed 2021 (3)
Global Amount	$ 34,421,360	$ 59,075,387	$ 196,311,480	$ 189,317,302.84
Number of directors	8	8	8	8
Average annual amount per director	$ 4,302,670	$ 7,384,423	$ 24,538,935	$ 23,664,662.85
Average monthly amount per director	$ 358,556	$ 615,369	$ 2,044,911	$ 1,972,055.24
Nominal increase	$ 18,471,584	$ 24,654,027	$ 137,236,093	- $ 6,994,177.20
Percentage increase	116%	72%	232%	- 4%
(1)	Figures without inflation adjustment
(2)	Figures in homogeneous currency as of 31DEC2020
(3)	Figures in homogeneous currency as of 31DEC2021

(iv)	The fiscal year ended on December 31, 2021 showed a computable loss in the terms of the Rules of the National Securities Commission:

in AR$
Results (after taxes)	- 1,201,459,615.67
(+) Allocations to the Board of Directors and the Supervisory Committee charged to the Income Statement:	189,317,302.84
Computable loss:	- 1,012,141,312.83

In addition to the above, it is reported that the total fees to Directors of Grupo Supervielle, either paid or provisioned by Grupo Supervielle S.A. or any of its subsidiaries during the fiscal year 2021, amounted to AR$ 422,864,324.86 expressed in constant currency as of December 31, 2021, which compares with the amount of AR$ 447,039,095.80 for fiscal year 2020, restated at constant currency as of December 31, 2021.

FGS-ANSES REQUEST: 5. On the following Agenda items: f. (Item 6) Consideration of the remuneration to the Supervisory Committee for the fiscal year ended December 31, 2021.

Please inform the breakdown of the proposed amount; including the breakdown of the total proposed amount and the amounts per syndic during fiscal year 2021.

Additionally, please confirm if the global amount of fees approved for the Supervisory Committee for fiscal years 2019, 2019 and 2020 were AR$ 210,477; AR$ 308,768 and AR$ 548,496, respectively, using, if possible, the following model:

GRUPO SUPERVIELLE Remuneration to the Supervisory Committee	Approved 2018	Approved 2019	Approved 2020	Proposal 2021
Global Amount	$ 210,477	$ 308,768	$ 548,496
Number of remunerated Syndics	3	3	2
Average annual amount per Syndic	$ 70,159	$ 102,923	$ 274,248
Average monthly amount per Syndic	$ 5,847	$ 8,577	$ 22,854
Nominal increase	$ 35,517	$ 98,921	$ 239,728
Percentage increase	25%	47%	78%

Additionally, it is requested to provide any other clarification or support information that may be relevant to consider this agenda item.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2022” expressed by the Board of Directors on March 28, 2022, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2872187.

It is hereby confirmed that the amounts detailed in such Voting Recommendations were paid prior to this date.

Below is the information on the amounts approved for 2018, 2019 and 2020, as well as the proposal for 2021, all figures without inflation adjustment:

GRUPO SUPERVIELLE Remuneration to the Supervisory Committee	Approved 2018	Approved 2019	Approved 2020	Proposal 2021
Global Amount	$ 210,477	$ 308,768	$ 548,496	$ 524,270
Number of remunerated Syndics	3	3	2	3
Average annual amount per Syndic	$ 70,159	$ 102,923	$ 274,248	$ 174,757
Average monthly amount per Syndic	$ 5,847	$ 8,577	$ 22,854	$ 14,563
Nominal increase	$ 35,517	$ 98,921	$ 239,728	-$ 24,226
Percentage increase	25%	47%	78%	-4%

FGS-ANSES REQUEST: 5. On the following Agenda items: g. (Item 7) Determination of the number of Regular and Alternate Directors and, where appropriate, election thereof until the number set by the Shareholders’ Meeting is completed.

It is requested that the proposal for this Agenda item be informed: what would be the number of regular and alternate directors, and what candidates are proposed for appointment, informing their background and / or resumes that prove suitability for the position and what authorizations will be granted for carrying out paperwork and presentations.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2022” expressed by the Board of Directors on March 28, 2022, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2872187. Regarding the authorizations to be granted to carry out the procedures and presentations, they will be detailed when addressing the relevant information in Agenda item # 14.

FGS-ANSES REQUEST: 5. On the following Agenda items: h. (Item 8) Appointment of members of the Supervisory Committee.

It is requested that the proposal for this Agenda item be informed: what candidates are proposed for appointment, informing their background and / or resumes that prove suitability for the position.

Additionally, it is requested to provide any other clarification or support information that may be relevant to consider this agenda item.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2022” expressed by the Board of Directors on March 28, 2022, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2872187.

FGS-ANSES REQUEST: 5. On the following Agenda items: i. (Item 9) Consideration of the results for the fiscal year ended December 31, 2021 and destination of unallocated results as of December 31, 2021 (loss of thousands of AR$ 1,201,458) that are proposed to be fully absorbed with the Voluntary Reserve.

It is requested to report the proposal for the treatment of the results corresponding to the fiscal year ended on December 31, 2021, explaining the rationale and convenience for it.

It is requested that any proposed distribution of accumulated results be informed by this means, specifying all the allocations and reversals that will be proposed.

In the event that it is considered to create or allocate any sum to other reserves, the rationale and convenience must be clearly and circumstantially explained, expressing if it is reasonable and responds to a prudent administration, all in accordance with articles 66 subsection 3 and article 70 of the General Companies Law.

Furthermore, it is requested to provide details on the evolution of the Reserve for Future Dividends, specifying its current composition, the date on which it was created and its last movements.

Since Resolution No. 777/18 of the National Securities Commission states that the distribution of profits must be treated in the currency as of the date of the Shareholders’ Meeting by using the price index corresponding to the month prior to said meeting, it is requested to confirm if the proposal reported in this response would be restated. In this case, indicate the calculation index and updated amounts.

It is requested to report if Grupo Supervielle S.A. currently has some restriction for the distribution of dividends.

In the same sense, it is requested to inform if the Company has a dividend distribution policy.

Finally, it is requested to provide any other clarification or support information that may be relevant to consider this agenda item.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2022” expressed by the Board of Directors on March 28, 2022, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2872187.

With regards to the details of the evolution of the Legal Reserve and the Voluntary Reserve, please refer to the Statement of Changes in Equity included in the Financial Statements of Grupo Supervielle as of December 31, 2021,

as published on March 4, 2022 as “Financial Information” through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 28060025.

It is reported that the Company has no restrictions for the distribution of dividends, notwithstanding that such distribution of dividends must be approved by the AGM when addressing item # 10 of the Agenda.

As to the Dividend Distribution Policy, the Company’s Code of Corporate Governance establishes that the declaration and payment of dividends, to the extent that there are legally available funds to be paid as such, will be determined by the shareholders at the ordinary shareholders’ meeting. It is a responsibility of the Board of Directors to make a recommendation to the shareholders regarding the amount of dividends to be distributed, which will depend on a number of factors including, but not limited to, operating results, cash flows, financial situation, capital levels, legal requirements, contractual and regulatory requirements and investment and acquisition opportunities.

FGS-ANSES REQUEST: 5. On the following Agenda items: j. (Item 10) Consideration of the rectification of the destination of the Voluntary Reserve created by the shareholders meeting held on April 27, 2021 for future investments. Partial reversal of the Voluntary Reserve in order to allow the allocation of the amount of AR$ 252,503,900 to the payment of a cash dividend, calculated on figures expressed in homogeneous currency as of December 31, 2021. Delegation of powers to the Board of Directors of the determination of the date to make available the dividend to the shareholders and of the opportunity, currency, term and other terms and conditions of the payment of dividend according to the scope of the delegation granted by the Shareholders’ Meeting.

It is requested to inform what was the reason for the rectification of the destination of the Voluntary Reserve created in the shareholders’ meeting held on April 27, 2021 for future investments.

Additional information is requested on the proposed distribution of dividends through the partial reversal of the Voluntary Reserve.

Regarding the Distribution of Profits and according to what is was mentioned in the Annual Report, please inform if the conditions established by Communication A 7421 of the Argentine Central Bank are met, indicating what the integration required by the Basel Committee consists of, as shown in the Financial Statements and provide of the authorization granted by the Argentine Central Bank to proceed with the distribution.

It is requested that the evolution of the reserves to be released be clearly and accurately reported.

Likewise, please inform which members of the Board of Directors will be delegated with the powers to determine the opportunity, mode, term, values and conditions of the payment of dividends to the shareholders.

Finally, it is requested to provide any other clarification or support information that may be relevant to consider this agenda item.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2022” expressed by the Board of Directors on March 28, 2022, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2872187.

In addition, it is reported that the Board of Directors proposed to partially release the Voluntary Reserve to pay a dividend such that it offsets the obligation to pay the personal property tax on shares and holdings and the withholding on dividends and similar profits. In this way, a means of recovering the aforementioned tax would be enabled without prejudice to the Company.

It is reported that the Company is not subject to the provisions of Communication A 7421 of the Argentine Central Bank regarding the distribution of profits, as it is not a financial entity under the terms of Law # 21,526.

Finally, it is informed that the delegation of the powers to determine the opportunity, mode, term, values and conditions of the payment of dividends to the shareholders will fall on the Board of Directors in an organic manner.

FGS-ANSES REQUEST: 5. On the following Agenda items: k. (Item 11) Remuneration of the Certifying Accountant of the financial statements for the fiscal year ended December 31, 2021.

It is requested to inform the Certifying Accountant’s fee proposal for the year ended December 31, 2021 and the actual amount executed for the same concept in the year 2020, specifying if there was a change of tasks with respect to those performed for the financial statements of the previous year. In case of registering a considerably higher increase, it is requested to substantiate the rationale for it.

Additionally, it is requested to confirm if the amounts paid for the years 2018, 2019 and 2020 were AR$ 2,105,930; AR$ 3,017,231; and AR$ 5,065,144, respectively, expressing whether they include taxes. Please use, if possible, the following model:

GRUPO SUPERVIELLE External Auditors	Approved 2018	Approved 2019	Approved 2020	Approved 2021	Proposed 2022
Global Amount	$ 2,105,930		$ 3,017,231	$ 5,065,144
Nominal Increase	$ 421,156		$ 911,301	$ 2,047,913
Percentage Increase	25%		43%	68%

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2022” expressed by the Board of Directors on March 28, 2022, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2872187.

Additionally, it is reported:

GRUPO SUPERVIELLE External Auditors	Approved 2018 (1)	Approved 2019 (1)	Approved 2020 (2)	Proposed 2021 (3)
Global Amount	$ 2,105,930	$ 3,017,231	$ 5,065,144	$ 7,899,122
Nominal Increase	$ 421,156	$ 911,301	$ 2,047,913	$ 2,833,978
Percentage Increase	25%	43%	68%	56%
(1)	Figures without inflation adjustment
(2)	Figures in homogeneous currency as of 31DEC2020
(3)	Figures in homogeneous currency as of 31DEC2021

It is informed that such figures do not include VAT.

In addition, it is reported that the remuneration proposal for the certifying accountant of the financial statements for the year ended December 31, 2021, corresponds to the same tasks performed in the previous year.

FGS-ANSES REQUEST: 5. On the following Agenda items: l. Appointment of Regular and Alternate Certifying Accountants of the financial statements for the fiscal year to end December 31, 2022 and determination of their remuneration.

Regarding the appointment of the certifying accountant for the year that will end on December 31, 2022, it is requested to inform the proposal for the appointment of the certifying auditor (full name of the candidates and name of the Firm), with their background that proves suitability for the position.

It is requested to inform the remuneration proposal to be determined.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2022” expressed by the Board of Directors on March 28, 2022, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2872187.

FGS-ANSES REQUEST: 5. On the following Agenda items: m. (Item 13) Allocation of the budget to the Audit Committee in the terms of section 110 of the Capital Markets Law No. 26,831, to obtain legal advice and advice from other independent professionals and hire their services.

It is requested the proposal as regards the budget for the Audit Committee for the fiscal year 2022. Also, it is requested to inform the amount of the 2021 budget that was executed.

Additionally, it is requested to inform whether the amounts paid for fiscal years 2018, 2019, 2020 and 2021 were AR$ 1,800,000: AR$ 2,300,000; and AR$ 4,000,000, respectively. Please use, if possible, the following model:

GRUPO SUPERVIELLE Audit Committee	Approved 2018	Approved 2019	Approved 2020	Approved 2021	Proposed 2022
Global Amount	$ 1,800.000	$ 2,300,000	$ 4,000,000	$ 4,000,000
Nominal Increase	$ 300,000	$ 500,000	$ 4,000,000	$ 0
Porcentual Increase	20%	28%	74%	0%

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2022” expressed by the Board of Directors on March 28, 2022, that were published as Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2872187.

Additionally, it is reported that the executed budget for the Audit Committee for fiscal year 2021 amounted to AR$ 2,556,750.

The information on the amounts approved for 2018, 2019, 2020 and 2021, as well as the proposal for 2022 is detailed as follows (all figures without inflation adjustment):

GRUPO SUPERVIELLE Audit Committee	Approved 2018	Approved 2019	Approved 2020	Approved 2021	Proposed 2022
Global Amount	$ 1,800.000	$ 2,300,000	$ 4,000,000	$ 4,000,000	$ 5,600,000
Nominal Increase	$ 300,000	$ 500,000	$ 4,000,000	$ 0	$ 1,600,000
Porcentual Increase	20%	28%	74%	0%	40%

FGS-ANSES REQUEST: 5. On the following Agenda items: n. (Item 14) Authorizations.

Please inform who will receive the aforementioned authorizations, their employment relationship with the Company and the tasks to be carried out.

RESPONSE: Please refer to the “Voting Recommendations and Motion Proposals for the Ordinary Shareholders’ Meeting to be held April 27, 2022” expressed by the Board of Directors on March 28, 2022, that were published as

Relevant Information through the Argentine Securities Commission’s Financial Information Platform (Autopista de la Información Financiera) with ID # 2872187.

Yours faithfully,

_______________________

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 12, 2022	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer